UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Kraft Foods Inc.

(Name of Issuer)

Class A common stock, no par value per share

(Title of Class of Securities)

50075N104 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50075N104	13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Altria Group, Inc. I.R.S. Identification No.: 13-3260245
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N.A.	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

                276,521,185 Class A Common(1)

                1,180,000,000 Class B Common

  6.    SHARED VOTING POWER

                0

  7.    SOLE DISPOSITIVE POWER

                276,521,185 Class A Common(1)

                1,180,000,000 Class B Common

  8.    SHARED DISPOSITIVE POWER

                0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,521,185 Class A Common(1) 1,180,000,000 Class B Common
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 87.2% of total outstanding shares;(1) 98.3% of total voting power.
12.	TYPE OF REPORTING PERSON CO

(1)	See response to Item 4.

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This filing amends the Schedule 13G dated February 14, 2005 to update the Reporting Person’s shares beneficially owned as of December 31, 2005. The Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1	(a).	Name of Issuer: Kraft Foods Inc., a Virginia corporation.

Item 1	(b).	Address of Issuer’s Principal Executive Office: Three Lakes Drive, Northfield, Illinois 60093

Item 2	(a).	Name of Person Filing: This statement is being filed by Altria Group, Inc. (“Altria”).

Item 2	(b).	Address of Principal Business Office or, if None, Residence: The address of Altria’s principal business office is 120 Park Avenue, New York, New York 10017.

Item 2	(c).	Citizenship: Altria is a Virginia corporation.

Item 2	(d).	Title of Class of Securities: Class A common stock, no par value per share.

Item 2	(e).	CUSIP Number: 50075N104.

Item 3.	This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.	Ownership.

Altria owns 276,521,185 shares of Class A common stock, and 1,180,000,000 shares of Class B common stock of the Issuer. The Issuer’s Class A common stock has one vote per share, while the Issuer’s Class B common stock has ten votes per share. Each share of Class B common stock of the Issuer is convertible into one share of Class A common stock (i) while held by Altria or any of its subsidiaries (excluding the Issuer) at the option of the holder and (ii) upon certain automatic conversion events.

Concurrent with the Issuer’s initial public offering on June 13, 2001, Altria granted to employees of Altria and its subsidiaries (other than the Issuer) options to purchase 1,600,990 shares and stock appreciation rights with respect to 14,530 shares of the Issuer’s Class A common stock. As of December 31, 2005, options

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to purchase 1,408,185 shares and the stock appreciation rights have expired with respect to shares of the Issuer’s Class A common stock.

Pursuant to a corporate agreement entered into between Altria and the Issuer, Altria has a continuing option to purchase additional shares of the Issuer’s Class A common stock. Altria may exercise the option simultaneously with the issuance of any equity security of the Issuer, only to the extent necessary to permit Altria to maintain its then-existing percentage ownership of the Issuer’s common stock.

	(a)	Amount beneficially owned: 276,521,185 Class A Common; 1,180,000,000 Class B Common.

	(b)	Percent of class: 87.2% of the total outstanding shares; 98.3% of the total voting power.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 276,521,185 Class A Common; 1,180,000,000 Class B Common.

		(ii)	Shared power to vote or to direct the vote: 0.

		(iii)	Sole power to dispose or to direct the disposition of: 276,521,185 Class A Common; 1,180,000,000 Class B Common.

		(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

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Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	ALTRIA GROUP, INC.

	By:	/s/ G. PENN HOLSENBECK
	Name:	G. Penn Holsenbeck
	Title:	Vice President, Associate General Counsel
and Corporate Secretary

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